Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Holly Energy Partners, L.P. for the registration of $185 million of its 6.25% Senior Notes due 2015 and to the incorporation by reference therein of our report dated February 21, 2005, except Note 13, as to which date is July 25, 2005, with respect to the consolidated financial statements of Holly Energy Partners, L.P., included in Current Report Form 8-K filed with the Securities and Exchange Commission on July 27, 2005.
/s/ Ernst & Young LLP
Dallas, Texas
July 27, 2005